UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

FIAT and Capitalia, Banca Intesa, SanPaolo-IMI, and UniCredito signed an agreement today for the sale by FIAT to the Banks of 51% of Fidis Retail Italia (“FRI”), a FIAT Group company that provides consumer credits to retail customers with financing for automobile purchases in Europe. The agreed purchase price is about 370 million euros.

This transaction is part of the FIAT Group program defined in the framework agreement signed by Fiat and the Banks on May 27, 2002 to improve its financial situation. Following deconsolidation of FRI from the FIAT Group, it is expected that the FIAT Group consolidated gross debt will be reduced by approximately 6 billion euros.

Following the agreements reached by FIAT and the Banks, FIAT has the right to repurchase the stake of FRI sold to the Banks by January 31, 2006.

The FRI Group will operate in 12 European countries, with a retail customer portfolio of about 10 billion euros, and approximately 1,200 employees. In 2002, approximately 30% of FIAT Auto Group sales were financed by FRI and its European subsidiaries.

FRI will maintain unchanged its current relationship with Fiat Auto commercial network, retaining responsibility for the management of contracts and relative contacts with end customers. Furthermore, FRI will benefit from its relationship with the Banks, which will facilitate its access to the financial markets.

The financing activities to dealers and suppliers are not covered by this sale agreement and will remain under the ownership and management of Fiat Auto.

This transaction is subject to approval by the competent supervisory authorities. Merrill Lynch International was Fiat’s advisor for this transaction.

March 11, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney